SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34470; 812-15284

Oaktree Fund Advisors, LLC and Oaktree Strategic Credit Fund

January 14, 2022

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under Section 6(c) of the Investment Company Act of 1940 (the "Act") for

an exemption from Sections 18(a)(2), 18(c), 18(i) and Section 61(a) of the Act.

Summary of Application:

Applicants request an order to permit certain closed-end management investment companies that

have elected to be regulated as business development companies ("BDCs") to issue multiple

classes of shares with varying sales loads and asset-based service and/or distribution fees.

Applicants: Oaktree Fund Advisors, LLC. ("OFA"), Oaktree Strategic Credit Fund ("OSCF").

Filing Date: The application was filed on November 30, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing on any application by e-

mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a

copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or

personally or by mail, if a physical address is listed for the relevant applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on February 8, 2022, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of

the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: c/o William G. Farrar, by email to farrarw@sullcrom.com.

FOR FURTHER INFORMATION CONTACT: Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' application, dated November 30, 2021, which may be obtained via the Commission's website by searching for the file number, using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary